Exhibit 99.1

IMTE Announces 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Price Requirement

SYDNEY and NEW YORK, May 4, 2023 – As previously disclosed on a Form 6-K filed on November 3, 2022, on November 2, 2022, Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company”) received a notification letter (the “Notification Letter”) from the Listings Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding a failure to meet Nasdaq’s minimum bid price requirements. The Notification Letter informed the Company that the minimum closing bid price per share for its common stock was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with its Listing Rules, the Company has a compliance period of 180 calendar days, or until May 1, 2023, to regain compliance with Nasdaq’s minimum bid price requirement.

On May 2, 2023, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until October 30, 2023, (the “Second Compliance Period”) to regain compliance. Nasdaq’s determination was based on (i) the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and (ii) the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period by effecting a reverse stock split, if necessary.

If at any time during the Second Compliance Period, the closing bid price of the Company’s common stock is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide the Company with written confirmation of compliance. If compliance with the Minimum Bid Price Requirement cannot be demonstrated by October 30, 2023, Nasdaq will provide written notification that the Company’s common stock will be delisted. At that time, the Company may appeal Nasdaq’s determination to a Hearings Panel. Accordingly, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement or maintain its listing on The Nasdaq Capital Market.

About Integrated Media Technology Limited (“IMTE”)

IMTE is an Australian company engaged in the business of marketing and distribution of Halal products, manufacture and sale of nano coated plates for air filters and air purifiers, the operating of an online exchange platform for trading in digital assets, and manufacture and sale of switchable glass. For more information, please visit www.imtechltd.com.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE’s expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled “Risk Factors” in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com